Exhibit 99.1

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Global Ship Lease Reports Results for the First Quarter of 2024

Continued capital allocation discipline, interest rate risk fully hedged, sustainable quarterly dividend of $0.375 per common share, well-positioned for counter-cyclical opportunities, CEO transition successful & Chief Compliance Officer appointed

ATHENS, GREECE – May 16, 2024 - Global Ship Lease, Inc. (NYSE: GSL) (the “Company”, “Global Ship Lease” or “GSL”), an owner of containerships, announced today its unaudited results for the three months ended March 31, 2024.

First Quarter of 2024 Highlights

- Reported operating revenue of $179.6 million for the first quarter of 2024, an increase of 12.7% on operating revenue of $159.3 million for the prior year period.

- Reported net income available to common shareholders of $89.5 million for the first quarter of 2024, an increase of 24.0% on net income of $72.2 million for the prior year period. Normalized net income (a non-U.S. GAAP financial measure, described below) for the same period was $89.1 million, up 17.9% on Normalized net income of $75.6 million for the prior year period.

- Generated $125.4 million of Adjusted EBITDA (a non-U.S. GAAP financial measure, described below) for the first quarter of 2024, up 19.5% on Adjusted EBITDA of $104.9 million for the prior year period.

- Earnings per share for the first quarter of 2024 was $2.54, up 25.7% on the earnings per share of $2.02 for the prior year period. Normalized earnings per share (a non-U.S. GAAP financial measure, described below) for the first quarter of 2024 was $2.53, up 19.3% on the Normalized earnings per share of $2.12 for the prior year period.

- Declared a dividend of $0.375 per Class A common share for the first quarter of 2024 to be paid on June 3, 2024 to common shareholders of record as of May 24, 2024. Paid a dividend of $0.375 per Class A common share for the fourth quarter of 2023 on March 6, 2024.

- Between January 1, 2024 and March 31, 2024, added $54.6 million of contracted revenue to forward charter cover, calculated on the basis of the median firm periods of the respective charters. Three new charters or extensions were agreed on ships between 2,200 and 3,500 TEU; a charter extension was agreed for a 5,900 TEU ship; and charter extension options were exercised by charterers for one 5,100 TEU ship and for four 6,000 TEU ships.

- During the first quarter of 2024, repurchased an aggregate of 251,772 Class A common shares for a total consideration of $5.0 million. Repurchase prices ranged between $18.98 and $20.83 per share, with an average price of $19.84 per share. Approximately $33.0 million of capacity remains under the Company’s opportunistic share buy-back authorization.

- Ian Webber retired from the CEO role he held since the Company’s inception in 2007, and has joined the Board of Directors, effective March 31, 2024. Thomas Lister, who also joined the Company in 2007 and has held a number of senior executive roles, was appointed to succeed Mr. Webber as CEO, effective concurrently with Mr. Webber’s retirement. George Giannopoulos, who has been Head of Internal Audit of the Company since the merger with Poseidon Containers in 2018, has been appointed Chief Compliance Officer.

George Youroukos, our Executive Chairman, stated: “Our industry has started the year with positive momentum, partly on the back of an uptick in containerized freight demand. However, geopolitical events and environmental trends continue to have a pronounced impact on the macro-environment, adding further volatility to our already cyclical industry. Disruptions in and around the Red Sea, and to the Suez and Panama Canals, have been at the forefront of all of our minds for the last few months. But, just as quickly and unpredictably as such issues can flare up, they can also go into remission, expand, or change in unanticipated ways. Against this backdrop, we aim to continue to operate our business in the same risk-averse and prudent manner as always: keeping our seafarers out of harm’s way, staying close to our customers, optimizing our operating performance, and building forward contract cover and balance sheet strength while market conditions are supportive. Charter market rates have been firming thus far in 2024, and we are working hard to capitalize on that as our vessels come open. In the meantime, we continue to pay our sustainable dividend, buy back shares opportunistically, and remain vigilant for the right purchase opportunities.”

Thomas Lister, our Chief Executive Officer, stated: “We intend to stay both disciplined and nimble in our capital allocation, protecting and building value for our shareholders while maintaining a consistent focus on GSL’s long-term performance and success. Container shipping is a cyclical industry, and that cyclicality presents both risks to manage and opportunities to grasp. De-levering builds equity value and business resilience, while growing our cash liquidity provides both headroom under our covenants - if asset values correct - and valuable optionality to selectively pursue accretive acquisition opportunities. Our contracted cashflow stream from time charters enables us to return capital to shareholders via our sustainable dividend and opportunistic share repurchases. We are also delighted that George Giannopoulos has agreed to expand his responsibilities to take on the role of GSL’s Chief Compliance Officer, elevating a valuable and proven member of our team at a time when the regulatory environment is growing ever more complex and dynamic.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three	Three
	months ended	months ended
	March 31, 2024	March 31, 2023

Operating Revenue (1)	179,561	159,291
Operating Income	97,099	85,098
Net Income (2)	89,506	72,220
Adjusted EBITDA (3)	125,363	104,906
Normalized Net Income (3)	89,055	75,564

(1) Operating Revenue is net of address commissions which represent a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate and also includes the amortization of intangible liabilities, the effect of the straight lining of time charter modifications and the compensation from charterers for drydock and other capitalized expenses installation. Brokerage commissions are included in “Time charter and voyage expenses” (see below).

(2) Net Income available to common shareholders.

(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. For reconciliations of these non-U.S. GAAP financial measures to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Operating Revenue and Utilization

Operating revenue derived from fixed-rate, mainly long-term, time-charters was $179.6 million in the first quarter of 2024, up $20.3 million (or 12.7%) on operating revenue of $159.3 million in the prior year period. The period-on-period increase in operating revenue was principally due to charter renewals at higher rates on a number of vessels, our acquisition of four vessels which were delivered to us in the second quarter of 2023 (the “Four Vessels”) and a decrease in planned and unplanned off hire days, partially offset by a non-cash $1.9 million reduction in credit arising from the amortization of intangible liabilities arising on below-market charters attached to certain vessel additions and a non-cash $4.2 million decrease in the effect from straight lining time charter modifications. There were 73 days of offhire in the first quarter of 2024 of which 33 were for scheduled drydockings, compared to 302 days of offhire in the prior year period of which 200 were for scheduled drydockings. Utilization for the first quarter of 2024 was 98.8% compared to utilization of 94.8% in the prior year period.

The table below shows fleet utilization for the three months ended March 31, 2024 and 2023, and for the years ended December 31, 2023, 2022, 2021 and 2020.

	Three months ended		Year ended
	Mar 31,	Mar 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2024	2023	2023	2022	2021	2020

Ownership days	6,188	5,843	24,285	23,725	19,427	16,044
Planned offhire - scheduled drydock	(33)	(200)	(701)	(581)	(752)	(687)
Unplanned offhire	(40)	(102)	(233)	(460)	(260)	(95)
Idle time	nil	nil	(62)	(30)	(88)	(338)
Operating days	6,115	5,541	23,289	22,654	18,327	14,924

Utilization	98.8%	94.8%	95.9%	95.5%	94.3%	93.0%

As of March 31, 2024 one regulatory drydocking was in progress. In 2024, 14 regulatory drydockings are anticipated.

Vessel Operating Expenses

Vessel operating expenses, which are primarily the costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 11.9% to $47.9 million for the first quarter of 2024, compared to $42.8 million in the prior year period. The increase of $5.1 million was mainly due to (i) the acquisition of the Four Vessels in the second quarter of 2023, (ii) increase in repairs, spares and maintenance expenses for planned main engine maintenance and overhaul of diesel generators as well as main engine annual spares delivery due to timing of planned schedule, (iii) increased cost of insurance due to increased premiums and (iv) increase in management fees from January 1, 2024. The average cost per ownership day in the quarter was $7,734, compared to $7,319 for the prior year period, up $415 per day, or 5.7%.

Time Charter and Voyage Expenses

Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $5.2 million for the first quarter of 2024, compared to $5.5 million in the prior year period. The decrease was mainly due to decrease in bunkering expenses due to fewer off hire days offset by increased commissions on charter renewals at higher rates.

Depreciation and Amortization

Depreciation and amortization for the first quarter of 2024 was $24.3 million, compared to $21.2 million in the prior year period. The increase was mainly due to the acquisition of the Four Vessels in the second quarter of 2023 and 11 drydockings completed after March 31, 2023.

General and Administrative Expenses

General and administrative expenses were $5.1 million in the first quarter of 2024, compared to $4.8 million in the prior year period. The movement was mainly due to the increase in bonuses paid to our employees offset by a reduction in the non-cash charge for share-based compensation expense. The average general and administrative expenses per ownership day for the first quarter of 2024 was $822, compared to $820 in the prior year period, an increase of $2 or 0.2%.

Adjusted EBITDA

Adjusted EBITDA (a non-GAAP financial measure) was $125.4 million for the first quarter of 2024, up from $104.9 million for the prior year period, with the net increase being mainly due to increased revenue from charter renewals at higher rates and the addition of the Four Vessels in second quarter of 2023.

Interest Expense and Interest Income

Debt as at March 31, 2024 totaled $771.1 million, comprising $400.6 million of secured bank debt collateralized by vessels, $271.3 million of investment grade rated 5.69% Senior Secured Notes due 2027 (the “2027 Secured Notes”) collateralized by vessels, and $99.2 million under sale and leaseback financing transactions. As of March 31, 2024, five vessels were unencumbered.

Debt as at March 31, 2023 totaled $896.5 million, comprising $440.2 million of secured bank debt collateralized by vessels, $323.8 million of our 2027 Secured Notes collateralized by vessels, and $132.5 million under sale and leaseback financing transactions. As of March 31, 2023, five vessels were unencumbered.

Interest and other finance expenses for the first quarter of 2024 was $10.5 million, down from $11.1 million for the prior year period. The decrease was mainly due to the decrease in interest expense following the principal repayments offset by amortization of premium paid for interest rate caps. The blended cost of debt, taking into account interest rate caps, has marginally increased from approximately 4.53% for the first quarter of 2023 to 4.56% for the first quarter of 2024 due to variations in amortization schedules and the addition of a new credit facility for the Four Vessels.

Interest income for the first quarter of 2024 was $3.7 million, up from $1.8 million for the prior year period.

Other income, net

Other income, net was $1.3 million in the first quarter of 2024, compared to other income, net of $1.6 million in the prior year period.

Fair value adjustment on derivatives

In December 2021, we entered into a USD 1 month LIBOR interest rate cap of 0.75% through the fourth quarter of 2026 on $484.1 million of floating rate debt, which reduces over time in line with anticipated debt amortization and represented approximately half of the outstanding floating rate debt. In February 2022, we entered into two additional USD 1-month LIBOR interest rate caps of 0.75% through the fourth quarter of 2026 on the remaining balance of $507.9 million of floating rate debt. As a result of the discontinuation of LIBOR, on July 1, 2023, our interest rate caps have automatically transited to 1 month Compounded SOFR at a net rate of 0.64%. A positive fair value adjustment of $0.3 million for the first quarter of 2024 was recorded through the statement of income.

Earnings Allocated to Preferred Shares

The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the first quarter of 2024 was $2.4 million, the same as in the prior year period.

Net Income Available to Common Shareholders

Net income available to common shareholders for the first quarter of 2024 was $89.5 million. Net income available to common shareholders for the prior year period was $72.2 million.

Earnings per share for the first quarter of 2024 was $2.54, an increase of 25.7% from the earnings per share for the prior year period, which was $2.02.

Normalized net income (a non-GAAP financial measure) for the first quarter of 2024, was $89.1 million. Normalized net income for the prior year period was $75.6 million.

Normalized earnings per share (a non-GAAP financial measure) for the first quarter of 2024 was $2.53, an increase of 19.3% from Normalized earnings per share for the prior year period, which was $2.12.

Fleet

As of March 31, 2024, there were 68 containerships in the fleet.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date (2)	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	2Q26	47,200
ZIM Norfolk (1)	9,115	31,764	2015	ZIM	2Q27	4Q27	65,000
Anthea Y (1)	9,115	31,890	2015	MSC	3Q25	4Q25	Footnote (3)
ZIM Xiamen (1)	9,115	31,820	2015	ZIM	3Q27	4Q27	65,000
MSC Tianjin	8,603	34,325	2005	MSC	3Q27	3Q27	19,000 (4)
MSC Qingdao	8,603	34,609	2004	MSC	3Q27	4Q27	23,000 (4)
GSL Ningbo	8,603	34,340	2004	MSC	3Q27	4Q27 (5)	Footnote (5)
GSL Alexandra	8,544	37,777	2004	Maersk	3Q25	3Q26	Footnote (6)
GSL Sofia	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Effie	8,544	37,777	2003	Maersk	3Q25	3Q26	Footnote (6)
GSL Lydia	8,544	37,777	2003	Maersk	2Q25	3Q26	Footnote (6)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24	1Q25	16,500
GSL Kalliopi	7,847	29,105	2004	Maersk	3Q24	4Q24	18,900
GSL Grania	7,847	29,190	2004	Maersk	3Q24	1Q25	17,750
Colombia Express (ex Mary) (1) (19)	6,927	23,424	2013	Hapag-Lloyd (7)	4Q28	1Q31 (7)	Footnote (7)
Kristina (1)	6,927	23,421	2013	CMA CGM (7)	3Q29	4Q31 (7)	25,910 (7)
Katherine (1)	6,927	23,403	2013	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Alexandra (1)	6,927	23,348	2013	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Alexis (1)	6,882	23,919	2015	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
Olivia I (1)	6,882	23,864	2015	CMA CGM (7)	2Q29	3Q31 (7)	25,910 (7)
GSL Christen	6,840	27,954	2002	OOCL	3Q24	4Q24	20,500
GSL Nicoletta	6,840	28,070	2002	Maersk	3Q24	1Q25	35,750
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	4Q25	2Q26	37,750
Agios Dimitrios	6,572	24,931	2011	MSC	2Q27	3Q27	20,000 (4)
GSL Vinia	6,080	23,737	2004	Maersk	3Q24	1Q25	13,250
GSL Christel Elisabeth	6,080	23,745	2004	Maersk	2Q24	1Q25	13,250
GSL Dorothea	5,992	24,243	2001	Maersk	2Q25	3Q26	18,600 (8)
GSL Arcadia	6,008	24,858	2000	Maersk	1Q25	1Q26	18,600 (8)
GSL Violetta	6,008	24,873	2000	Maersk	4Q24	4Q25	18,600 (8)
GSL Maria	6,008	24,414	2001	Maersk	4Q24	1Q27	18,600 (8)
GSL MYNY	6,008	24,873	2000	Maersk	3Q24	1Q26	18,600 (8)
GSL Melita	6,008	24,848	2001	Maersk	3Q25	3Q26	18,600 (8)
GSL Tegea	5,992	24,308	2001	Maersk	3Q25	3Q26	18,600 (8)
Tasman	5,936	25,010	2000	Maersk	1Q25	1Q25	20,000 (9)
Dimitris Y (ex ZIM Europe) (19)	5,936	25,010	2000	ZIM	2Q24	2Q24	24,250
Ian H	5,936	25,128	2000	ZIM	2Q24	4Q24	32,500
GSL Tripoli	5,470	22,259	2009	Maersk	4Q24	4Q27	36,500 (10)
GSL Kithira	5,470	22,108	2009	Maersk	4Q24	1Q28	36,500 (10)
GSL Tinos	5,470	22,067	2010	Maersk	4Q24	4Q27	36,500 (10)
GSL Syros	5,470	22,098	2010	Maersk	4Q24	4Q27	36,500 (10)
Dolphin II	5,095	20,596	2007	OOCL	1Q25	3Q25	53,500
Orca I	5,095	20,633	2006	Maersk	2Q25	4Q25	21,000 (11)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	3Q26	1Q27	35,500
GSL Château d’If	5,089	19,994	2007	CMA CGM	4Q26	1Q27	35,500
GSL Susan	4,363	17,309	2008	CMA CGM	3Q27	1Q28	Footnote (12)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	1Q28	2Q28	Footnote (12)
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	1Q28	2Q28	Footnote (12)
CMA CGM America	4,045	17,428	2006	CMA CGM	1Q28	2Q28	Footnote (12)
GSL Rossi	3,421	16,420	2012	ZIM	1Q26	3Q26	36,295 (13)
GSL Alice	3,421	16,543	2014	CMA CGM	2Q25	2Q25	20,500
GSL Eleftheria	3,404	16,642	2013	Maersk	3Q25	4Q25	37,975
GSL Melina	3,404	16,703	2013	Hapag-Lloyd	2Q24	3Q24	21,000
GSL Valerie	2,824	11,971	2005	ZIM	1Q25	3Q25	32,000
Matson Molokai	2,824	11,949	2007	Matson	2Q25	3Q25	36,600
GSL Lalo	2,824	11,950	2006	MSC	2Q25	3Q25	17,500 (14)
GSL Mercer	2,824	11,970	2007	ONE	4Q24	2Q25	35,750
Athena	2,762	13,538	2003	Hapag-Lloyd	2Q24	2Q24	21,500
GSL Elizabeth	2,741	11,507	2006	Unifeeder	2Q24	2Q24	15,250
GSL Chloe (ex Beethoven) (19)	2,546	12,212	2012	ONE	4Q24	1Q25	33,000
GSL Maren	2,546	12,243	2014	Swire	1Q24	1Q24	18,200 (15)
Maira	2,506	11,453	2000	Hapag-Lloyd	3Q24	4Q24	16,000
Nikolas	2,506	11,370	2000	Maersk	4Q24	4Q24	14,250 (16)
Newyorker	2,506	11,463	2001	CMA CGM	1Q25	2Q25	20,700 (17)
Manet	2,272	11,727	2001	OOCL	4Q24	2Q25	32,000
Keta	2,207	11,731	2003	CMA CGM	1Q25	1Q25	25,000
Julie	2,207	11,731	2002	MSC	2Q25	3Q25	Footnote (18)
Kumasi	2,207	11,791	2002	Wan Hai	1Q25	2Q25	38,000
Akiteta	2,207	11,731	2002	OOCL	4Q24	1Q25	32,000

(1)	Modern design, high reefer capacity, fuel-efficient vessel.
(2)
In many instances charterers have the option to extend a charter beyond the nominal latest expiry date by the amount of time that the vessel was off hire during the course of that charter. This additional charter time (“Offhire Extension”) is computed at the end of the initially contracted charter period. The Latest Charter Expiry Dates shown in this table have been adjusted to reflect offhire accrued up to March 31, 2024 plus estimated offhire scheduled to occur during the remaining lifetimes of the respective charters. However, as actual offhire can only be calculated at the end of each charter, in some cases actual Offhire Extensions – if invoked by charterers – may exceed the Latest Charter Expiry Dates indicated.

(3)	Anthea Y. The charter is expected to generate annualized Adjusted EBITDA of approximately $11.8 million.
(4)
MSC Tianjin, MSC Qingdao and Agios Dimitrios were each forward fixed for minimum 36 months – maximum 38 months. The new charters are expected to commence between 2Q 2024 and 3Q 2024, after the vessels are drydocked and are expected to generate annualized Adjusted EBITDA of approximately $6.9 million, $8.1 million, and $5.9 million, respectively. MSC Qingdao & Agios Dimitrios are fitted with Exhaust Gas Cleaning Systems (“scrubbers”).

(5)	GSL Ningbo is chartered at a rate expected to generate annualized Adjusted EBITDA of approximately $16.5 million.
(6)
GSL Alexandra, GSL Sofia, GSL Effie and GSL Lydia delivered in 2Q 2023. Contract cover for each vessel is for a minimum firm period of 24 months from the date each vessel was delivered, with charterers holding one year extension options.  The vessels are expected to generate aggregate Adjusted EBITDA of approximately $76.6 million over the minimum firm period, increasing to $95.3 million if all options are exercised.

(7)
Colombia Express (ex Mary), Kristina, Katherine, Alexandra, Alexis, Olivia I were forward fixed to Hapag-Lloyd for five years, followed by two periods of 12 months each at the option of the charterer. The new charter for Colombia Express (ex Mary) commenced in early 2024. The new charters for the remaining vessels are scheduled to commence as each of the existing charters expire, on a staggered basis, between approximately 2Q 2024 and late 2024. The charters are expected to generate average annualized Adjusted EBITDA of approximately $13.1 million per ship.

(8)
GSL Maria, GSL Violetta, GSL Arcadia, GSL MYNY, GSL Melita, GSL Tegea and GSL Dorothea. Contract cover for each ship is for a firm period of at least three years from the date each vessel was delivered in 2021, with charterers holding a one-year extension option on each charter (at a rate of $12,900 per day), followed by a second option (at a rate of $12,700 per day) with the period determined by – and terminating prior to – each vessel’s 25th year drydocking & special survey. GSL Arcadia, GSL Dorothea, GSL Tegea and GSL Melita charterer’s first options were exercised in 1Q 2024.

(9)	Tasman. Chartered from April 2024 at $21,500 per day in direct continuation.
(10)
GSL Tripoli, GSL Kithira, GSL Tinos, and GSL Syros. Ultra-high reefer ships of 5,470 TEU each. Contract cover on each ship is for a firm period of three years, from their delivery dates in 2021, at a rate of $36,500 per day, with a period of an additional three years (at $17,250 per day) at charterers’ option.

(11)	Orca I. Chartered at $21,000 per day through to the median expiry of the charter in 2Q 2024. In 1Q 2024 the charterer exercised the option to extend the charter at the same rate to 2Q/3Q 2025.
(12)	GSL Susan, CMA CGM Jamaica, CMA CGM Sambhar and CMA CGM America were chartered at rates expected to generate average annualized Adjusted EBITDA of approximately $11.2 million per vessel.
(13)	GSL Rossi. Chartered at an average rate of $36,295 per day, $38,000 to 1Q 2025 and $35,000 for the remaining period.
(14)	GSL Lalo. Chartered in direct continuation for a further 12-14 months from May 2024 at a rate of $18,000 per day.
(15)	GSL Maren scheduled drydock in 1Q/2Q 2024.
(16)	Nikolas. Chartered to CMA CGM to 1Q 2024 at $16,750 per day; thereafter chartered to Maersk at $14,250 per day.
(17)	Newyorker was forward fixed at $17,250 per day to Maersk from April 2024.
(18)	Julie. Chartered at a rate expected to generate annualized Adjusted EBITDA of approximately $2.0 million.
(19)	On January 3, 2024, Mary was renamed to Colombia Express. On January 26, 2024, Beethoven was renamed to GSL Chloe. On April 19, 2024, Zim Europe was renamed to Dimitris Y.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended March 31, 2024 today, Thursday May 16, 2024 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1)  Dial-in: (646) 307-1963 or (800) 715-9871; Event ID: 1926153

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2023 was filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2024. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, c/o GSL Enterprises Ltd., 9 Irodou Attikou Street, Kifisia, Athens, 14561.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As of March 31, 2024, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 375,406 TEU. 36 ships are wide-beam Post-Panamax.

As of March 31, 2024, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 1.9 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.59 billion. Contracted revenue was $1.96 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.

Reconciliation of Non-U.S. GAAP Financial Measures

To supplement our financial information presented in accordance with U.S. GAAP, we use certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. We believe that the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, we believe that the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as impairment charges, contract termination costs or items outside of our control.

We believe that the presentation of the following non-U.S. GAAP financial measures is useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

A.	Adjusted EBITDA

Adjusted EBITDA represents net income available to common shareholders before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking net costs, gains or losses on the sale of vessels, amortization of intangible liabilities, charges for share based compensation, fair value adjustment on derivatives, the effect of the straight lining of time charter modifications, and impairment losses. Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of our ability to generate cash from our operations. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein both on a historic basis and on a forward-looking basis in certain instances. We do not provide a reconciliation of such forward looking non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to us without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three months	Three months
		ended	ended
		March 31,	March 31,
		2024	2023

Net income available to Common Shareholders		89,506	72,220

Adjust:	Depreciation and amortization	24,270	21,184
	Amortization of intangible liabilities	(1,503)	(3,364)
	Fair value adjustment on derivative asset	(250)	2,785
	Interest income	(3,684)	(1,812)
	Interest expense	10,450	11,103
	Share-based compensation expense	2,304	2,674
	Earnings allocated to preferred shares	2,384	2,384
	Effect from straight lining time charter modifications	1,886	(2,268)
Adjusted EBITDA		125,363	104,906

B.	Normalized net income

Normalized net income represents net income available to common shareholders after adjusting for certain non-recurring items. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles. Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)
		Three months	Three months
		ended	ended
		March 31,	March 31,
		2024	2023

Net income available to Common Shareholders		89,506	72,220

Adjust:	Fair value adjustment on derivative assets	(250)	2,785
	Forfeit of certain share-based compensation awards	-	451
	Accelerated write off of deferred financing charges related to partial repayment of HCOB-CACIB Credit Facility	-	108
	Effect from new share-based compensation awards plus acceleration and forfeit of certain share-based compensation awards	(201)	-
Normalized net income		89,055	75,564

C.	Normalized Earnings per Share

Normalized Earnings per Share represents Earnings per Share after adjusting for certain non-recurring items. Normalized Earnings per Share is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported Earnings per Share for items that do not affect operating performance or operating cash generated. Normalized Earnings per Share is not defined in U.S. GAAP and should not be considered to be an alternate to Earnings per Share as reported or any other financial metric required by such accounting principles. Our use of Normalized Earnings per Share may vary from the use of similarly titled measures by others in our industry.

NORMALIZED EARNINGS PER SHARE – UNAUDITED

	Three months	Three months
	ended	ended
	March 31,	March 31,
	2024	2023

EPS as reported (USD)	2.54	2.02
Normalized net income adjustments-Class A common shares (in thousands USD)	(451)	3,344
Weighted average number of Class A Common shares	35,229,566	35,696,225
Adjustment on EPS (USD)	(0.01)	0.10
Normalized EPS (USD)	2.53	2.12

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate", "believe", "continue", "estimate", "expect", "intend", "may", "ongoing", "plan", "potential", "predict", “should”, "project", "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	geo-political events such as the conflict in Ukraine and the recent escalation of the Israel-Gaza conflict;

•	the potential disruption of shipping routes, including due to lower water levels in the Panama Canal and the ongoing attacks by Houthis in the Red Sea;

•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

•	the financial condition of our charterers and their ability and willingness to pay charterhire to us in accordance with the charters and our expectations regarding the same;

•	the overall health and condition of the U.S. and global financial markets;

•
our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

•	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements;

•	future acquisitions, business strategy and expected capital spending;

•
operating expenses, availability of key employees, crew, number of off-hire days, drydocking and survey requirements, costs of regulatory compliance, insurance costs and general and administrative costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into or renew charters including the re-chartering of vessels on the expiry of existing charters, or to secure profitable employment for our vessels in the spot market;

•	our ability to realize expected benefits from our acquisition of secondhand vessels;

•	our ability to capitalize on our management’s and directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	changes in laws and regulations (including environmental rules and regulations);

•	potential liability from future litigation; and

•	other important factors described from time to time in the reports we file with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

	As of,
	March 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$168,957	$138,640
Time deposits	14,000	14,000
Restricted cash	59,287	56,803
Accounts receivable, net	7,584	4,741
Inventories	15,243	15,764
Prepaid expenses and other current assets	41,041	40,464
Derivative asset	24,150	24,639
Due from related parties	276	626
Total current assets	$330,538	$295,677
NON - CURRENT ASSETS
Vessels in operation	$1,649,360	$1,664,101
Advances for vessels' acquisitions and other additions	13,335	12,210
Deferred charges, net	71,653	73,720
Other non - current assets	23,423	23,935
Derivative asset, net of current portion	16,466	16,867
Restricted cash, net of current portion	75,027	85,270
Total non - current assets	1,849,264	1,876,103
TOTAL ASSETS	$2,179,802	$2,171,780
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$13,598	$17,601
Accrued liabilities	26,018	28,538
Current portion of long-term debt	184,932	193,253
Current portion of deferred revenue	40,978	40,331
Due to related parties	750	717
Total current liabilities	$266,276	$280,440
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	$576,596	$619,175
Intangible liabilities-charter agreements	4,159	5,662
Deferred revenue, net of current portion	74,540	82,115
Total non - current liabilities	655,295	706,952
Total liabilities	$921,571	$987,392
Commitments and Contingencies	-	-
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 35,077,907 shares issued and outstanding (2023 – 35,188,323 shares)	$351	$351
Series B Preferred Shares - authorized 104,000 shares with a $0.01 par value 43,592 shares issued and outstanding (2023 – 43,592 shares)	-	-
Additional paid in capital	673,902	676,592
Retained earnings	564,397	488,105
Accumulated other comprehensive income	19,581	19,340
Total shareholders' equity	1,258,231	1,184,388
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,179,802	$2,171,780

 Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2024	2023
OPERATING REVENUES
Time charter revenue	$178,058	$155,927
Amortization of intangible liabilities-charter agreements	1,503	3,364
Total Operating Revenues	179,561	159,291

OPERATING EXPENSES:
Vessel operating expenses (include related party vessel operating expenses of $5,423 and $4,345 for each of the three month periods ended March 31, 2024 and 2023, respectively)	47,858	42,762
Time charter and voyage expenses (include related party time charter and voyage expenses of $2,192 and $1,720 for the three month periods ended March 31, 2024 and 2023, respectively)	5,245	5,458
Depreciation and amortization	24,270	21,184
General and administrative expenses	5,089	4,789
Operating Income	97,099	85,098

NON-OPERATING INCOME/(EXPENSES)
Interest income	3,684	1,812
Interest and other finance expenses	(10,450)	(11,103)
Other income, net	1,307	1,582
Fair value adjustment on derivative asset	250	(2,785)
Total non-operating expenses	(5,209)	(10,494)
Income before income taxes	91,890	74,604
Income taxes	-	-
Net Income	91,890	74,604
Earnings allocated to Series B Preferred Shares	(2,384)	(2,384)
Net Income available to Common Shareholders	$89,506	$72,220

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2024	2023
Cash flows from operating activities:
Net income	$91,890	$74,604
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	$24,270	$21,184
Amounts reclassified to/(from) other comprehensive income	240	(39)
Amortization of derivative assets' premium	1,141	891
Amortization of deferred financing costs	1,184	1,475
Amortization of intangible liabilities-charter agreements	(1,503)	(3,364)
Fair value adjustment on derivative asset	(250)	2,785
Share-based compensation expense	2,304	2,674
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets	$(2,908)	$(6,355)
Decrease in inventories	521	693
Decrease in accounts payable and other liabilities	(6,084)	(7,156)
Decrease/(increase) in related parties' balances, net	383	(145)
(Decrease)/increase in deferred revenue	(6,928)	8,212
Payments for drydocking and special survey costs	(3,637)	(8,727)
Unrealized foreign exchange gain	(3)	-
Net cash provided by operating activities	$100,620	$86,732
Cash flows from investing activities:
Cash paid for vessel expenditures	(3,755)	(1,182)
Advances for vessel acquisitions and other additions	(1,633)	(3,232)
Net proceeds from sale of vessel	-	5,940
Time deposits acquired	-	(1,050)
Net cash (used in)/provided by investing activities	$(5,388)	$476
Cash flows from financing activities:
Repayment of credit facilities and sale and leaseback	(52,082)	(53,056)
Cancellation of Class A common shares	(4,994)	(9,988)
Class A common shares-dividend paid	(13,214)	(13,351)
Series B preferred shares-dividend paid	(2,384)	(2,384)
Net cash used in financing activities	$(72,674)	$(78,779)
Net increase in cash and cash equivalents and restricted cash	22,558	8,429
Cash and cash equivalents and restricted cash at beginning of the period	280,713	269,930
Cash and cash equivalents and restricted cash at end of the period	$303,271	$278,359
Supplementary Cash Flow Information:
Cash paid for interest	15,902	16,454
Cash received from interest rate caps	8,182	7,077
Non-cash financing activities:
Unrealized loss on derivative assets	(1,140)	(8,034)